Exhibit 99.2

Thomson Reuters Announces Early Tender Results for Debt Tender Offer

TORONTO, October 3, 2018 – Thomson Reuters (TSX / NYSE: TRI) today announced early tender results for its previously announced cash tender offer (the “Tender Offer”) to purchase up to an aggregate principal amount of US$650 million (the “Maximum Amount”) of debt securities listed in the table below (collectively, the “Notes”). As more than the Maximum Amount of Notes was validly tendered (and not validly withdrawn) at or before the Early Tender Deadline (as defined below), Thomson Reuters expects to accept for purchase approximately US$650 million principal amount of Notes.

The Tender Offer is being made pursuant to, and subject to the terms and conditions in an offer to purchase, dated September 19, 2018 (the “Offer to Purchase”), which sets forth a description of the terms of the Tender Offer.

According to information received from D.F. King & Co., Inc., the Information and Tender Agent for the Tender Offer, the principal amount of each series of Notes that were validly tendered and not validly withdrawn in the Tender Offer as of 5:00 p.m., New York City time, on October 2, 2018 (the “Early Tender Deadline”) for each Acceptance Priority Level being repurchased is set forth in the table below.

Title of Security	CUSIP Number	Acceptance Priority Level	Aggregate Principal Amount Outstanding Prior to the Tender Offer	Aggregate Principal Amount Tendered as of the Early Tender Deadline	Percent of Amount Outstanding Tendered as of the Early Tender Deadline
4.50% Notes due May 2043	884903BM6	1	US$350,000,000	US$230,955,000	66.0%
3.95% Notes due Sept. 2021	884903BK0	2	US$350,000,000	US$211,106,000	60.3%
3.85% Notes due Sept. 2024	884903BT1	3	US$450,000,000	US$299,801,000	66.6%
3.35% Notes due May 2026	884903BV6	4	US$500,000,000	US$185,027,000	37.0%
4.30% Notes due Nov. 2023	884903BQ7	5	US$600,000,000	US$308,562,000	51.4%

Holders whose Notes were validly tendered and not withdrawn at or before the Early Tender Deadline and are accepted for purchase will receive the consideration to be calculated at 11:00 a.m., New York City time, on October 3, 2018. The settlement for these Notes is expected to take place on October 5, 2018 (the “Initial Settlement Date”), subject to the satisfaction or waiver of the conditions described in the Offer to Purchase under the heading “Terms of the Tender Offer—Conditions of the Tender Offer.” The principal amount of each series of Notes that is purchased on the Initial Settlement Date will be determined in accordance with the acceptance priority levels and the proration procedures described in the Offer to Purchase.

As more than the Maximum Amount of Notes was validly tendered (and not validly withdrawn) at or before the Early Tender Deadline, Thomson Reuters will not accept for purchase any further tenders of Notes.

Notes validly tendered pursuant to the Tender Offer and not accepted for purchase due to the acceptance priority levels or due to proration will be promptly returned to the tendering holders.

Additional Information

This news release is for informational purposes only and does not constitute an offer to tender for, or purchase, any notes or any other securities of Thomson Reuters. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such offer, solicitation, or sale would be unlawful. The Tender Offer is being made solely pursuant to terms and conditions set forth in the Offer to Purchase.

Thomson Reuters Announces Early Tender Results for Debt Tender Offer

Mizuho Securities USA LLC and Morgan Stanley & Co. LLC are serving as the Lead Dealer Managers in connection with the Tender Offer. BMO Capital Markets Corp. and RBC Capital Markets, LLC are serving as the Co-Dealer Managers in connection with the Tender Offer. Questions regarding the Tender Offer may be directed to Mizuho Securities USA LLC at 1-866-271-7403 (toll free in North America) or 1-212-205-7736 (collect) or to Morgan Stanley & Co. LLC at 1-800-624-1808 (toll free in North America) or 1-212-761-1057 (collect). Requests for the Offer to Purchase or the documents incorporated by reference therein may be directed to D.F. King & Co., Inc., which is acting as Information and Tender Agent for the Tender Offer, at the following telephone numbers: banks and brokers, 1-212-269-5550; all others toll free in North America at 1-800-330-5897 or at the following email address: tri@dfking.com.

None of Thomson Reuters, the Dealer Managers, the Information and Tender Agent or the trustees for the Notes has authorized any person to make any representations in connection with the Tender Offer other than as set forth in the Offer to Purchase.

Thomson Reuters

Thomson Reuters (TSX/NYSE: TRI) is the world’s leading provider of news and information-based tools to professionals. Our worldwide network of journalists and specialist editors keep customers up to speed on global developments, with a particular focus on legal, regulatory and tax changes. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including the timing, size and other terms of the Tender Offer. These forward-looking statements are based on certain assumptions and reflect Thomson Reuters’ current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including other factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that the Tender Offer will be completed or that other events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com